Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

CAPRICOR THERAPEUTICS, INC.

Capricor Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST:  The name of the Corporation is Capricor Therapeutics, Inc.

SECOND:  The original Certificate of Incorporation of the Corporation (formerly known as SMI Products, Inc. and Nile Therapeutics, Inc., respectively) was filed with the Secretary of State of the State of Delaware on January 26, 2007, a Certificate of Amendment of Certificate of Incorporation was thereafter filed with the Secretary of State of the State of Delaware on November 20, 2013, and a Certificate of Amendment of Certificate of Incorporation was thereafter filed with the Secretary of State of the State of Delaware on June 4, 2019 (collectively, the “Certificate of Incorporation”).

THIRD:  The Board of Directors of the Corporation duly adopted resolutions setting forth proposed amendments (the “Certificate of Amendment”) to the Certificate of Incorporation amending the Certificate of Incorporation as follows:

The Certificate of Incorporation shall be amended by deleting the text of Article Ninth thereof and substituting the following paragraph therefor:

“NINTH.  A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. If the DGCL is hereafter amended to eliminate or limit further the liability of a director or officer, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director or officer shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. For purposes of this Article Ninth, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time. Any amendment, modification or repeal of this Article Ninth shall be prospective only and shall not adversely affect any right or protection of a director or officer of the Corporation that exists at the time of such amendment, modification or repeal.”

FOURTH:  The Board of Directors of the Corporation declared the Certificate of Amendment to be advisable and directed that the Certificate of Amendment be submitted to the stockholders of the Corporation for consideration thereof.

FIFTH: That, pursuant to resolution of its Board of Directors of the Corporation, a meeting of stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the Certificate of Amendment.

SIXTH: That the foregoing Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 13th day of June, 2023.

CAPRICOR THERAPEUTICS, INC.

By:	_/s/ Linda Marbán, Ph.D. _________
Linda Marbán, Ph.D.
Chief Executive Officer and Director